UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 26, 2016

LEIDOS HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	001-33072	20-3562868
(State or other Jurisdiction of Incorporation)	(Commission File Numbers)	(IRS Employer Identification Nos.)

11951 Freedom Drive, Reston, Virginia	20190
(Address of Principal Executive Offices)	(Zip Code)

Registrants’ telephone number, including area code: (571) 526-6000

N/A

(Former names or former addresses if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On January 26, 2016, Leidos Holdings, Inc. (“Leidos”) announced it entered into a definitive agreement with Lockheed Martin Corporation (“Lockheed Martin”) pursuant to which Leidos will combine with Lockheed Martin’s realigned Information Systems & Global Solutions business (IS&GS) (collectively, the “Business”) in a Reverse Morris Trust transaction, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) dated January 26, 2016, among Leidos, Lockheed Martin, Abacus Innovations Corporation, a Delaware corporation and a wholly owned subsidiary of Lockheed Martin (“Spinco”), and Lion Merger Co., a Delaware corporation and a wholly owned subsidiary of Leidos (“Merger Sub”). In connection with the Merger Agreement, Lockheed Martin and Spinco entered into a Separation Agreement dated January 26, 2016 (the “Separation Agreement”), pursuant to which Lockheed Martin will separate the Business.

In the transactions contemplated by the Merger Agreement and the Separation Agreement, (i) Lockheed Martin will transfer the Business to Spinco, (ii) Lockheed Martin will distribute Spinco’s stock to Lockheed Martin’s stockholders, at Lockheed Martin’s option, by way of a pro rata dividend or an exchange offer (the “Distribution”), and (iii) Merger Sub will merge with and into Spinco, with Spinco as the surviving corporation (the “Merger”) and a wholly owned subsidiary of Leidos. Upon consummation of the transactions contemplated by the Merger Agreement and the Separation Agreement, Lockheed Martin shareholders will receive approximately 77 million shares of Leidos common stock, which represent approximately 50.5% of the outstanding shares of Leidos common stock. Leidos’ existing stockholders will continue to hold the remaining approximately 49.5% of the outstanding shares of Leidos common stock.

The Separation Agreement

The Separation Agreement identifies assets to be transferred to, and liabilities to be assumed by, Spinco and its subsidiaries as part of the separation of the Business from the other businesses of Lockheed Martin (the “Separation”). In particular, the Separation Agreement provides, among other things, that, subject to the terms and conditions contained therein:

•	assets related exclusively to the Business, with certain exceptions, will be transferred to Spinco or its subsidiaries (the “Spinco Assets”);

•	certain liabilities arising out of, or relating to the Spinco Assets or the Business, with certain exceptions, will be assumed by Spinco or its subsidiaries (the “Spinco Liabilities”); and

•	all of the assets and liabilities of Lockheed Martin and its subsidiaries, other than the Spinco Assets and Spinco Liabilities, will be retained by or transferred to Lockheed Martin and its subsidiaries.

The Separation Agreement governs certain of the rights and obligations of Lockheed Martin and Spinco regarding the Distribution. The Separation Agreement also sets forth other covenants and agreements between Lockheed Martin and Spinco related to the Separation, including provisions concerning the termination and settlement of intercompany accounts, obtaining governmental approvals and third party consents and working capital adjustments. The Separation Agreement also sets forth agreements that govern certain aspects of the relationship between Lockheed Martin and Spinco after the Distribution, including provisions with respect to release of claims and indemnification.

Prior to the Distribution, Spinco will incur third-party debt financing in an aggregate principal amount of approximately $1.8 billion (the “Spinco Debt”) and immediately thereafter, Lockheed Martin will transfer the Spinco Assets to Spinco and Spinco will make a special cash payment to Lockheed Martin of $1.8 billion, subject to adjustment based on Spinco’s cash and working capital at the time of the Distribution (the “Special Cash Payment”). Spinco has entered into commitment letters with certain financial institutions to provide for the Spinco Debt.

The Separation Agreement provides that the Distribution is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement.

The Merger Agreement

The Merger Agreement provides that, immediately following the Distribution, Merger Sub will merge with and into Spinco, with Spinco surviving the Merger as a wholly owned subsidiary of Leidos. The aggregate number of shares of Spinco common stock that will be issued to Lockheed stockholders in connection with the Distribution is determined by multiplying (x) 75,434,980 by (y) 1.020202, subject to adjustment in certain circumstances. At the effective time of the Merger, each share of Spinco common stock will automatically convert into the right to receive one share of Leidos common stock.

The Merger Agreement also provides that, prior to the Merger and subject to applicable law, Leidos shall declare and pay a special dividend of approximately $1.03 billion to its stockholders, conditioned on completion of the Merger. The special dividend will be funded by a combination of new borrowing and cash on hand.

In addition, the Merger Agreement provides that in connection with the Merger, Leidos will increase the size of its board of directors (the “Leidos Board”) and three individuals designated by Lockheed Martin will be appointed to the Leidos Board to fill the vacancies. In accordance with the Merger Agreement, these individuals will also be nominated for election to the Leidos Board at Leidos’ next annual meeting of stockholders, subject to the fiduciary duties of the Leidos Board, and the requirements of the NYSE and applicable law.

Consummation of the Merger is subject to customary closing conditions, including, among others, (1) the consummation of the Separation and the Distribution in accordance with the Separation Agreement, (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of any necessary regulatory approvals in other jurisdictions, (3) the effectiveness of registration statements to be filed with the U.S. Securities and Exchange Commission (“SEC”), (4) the approval by Leidos’ stockholders of the issuance of Leidos common stock in the Merger (the “Share Issuance”), (5) the receipt by Lockheed Martin of an opinion of tax counsel as to the tax-free nature of the Distribution to Lockheed Martin and its stockholders and the receipt by Leidos and Lockheed Martin of opinions of their respective tax counsel regarding the treatment of the Merger as a “reorganization” for U.S. federal income tax purposes, and (6) the receipt by Leidos, Lockheed Martin and Spinco of solvency opinions customary in transactions of this type.

The parties have made customary representations and warranties and agreed to various customary covenants in the Merger Agreement, including, among others, covenants to conduct the operations of the Business and Leidos in the ordinary course between the execution of the Merger Agreement and the consummation of the Merger and not to engage in certain actions during such period. Lockheed Martin covenants in the Merger Agreement not to solicit or enter into discussions concerning, or provide confidential information in connection with, alternative transactions with respect to the Business. Leidos also covenants in the Merger Agreement (1) to cause a stockholders meeting to be held to obtain the required stockholder approval, (2) not to solicit alternative transactions, (3) except under limited circumstances, not to enter into discussions concerning, or provide confidential information in connection with, alternative transactions, and (4) with limited exceptions, that the Leidos Board will recommend that the stockholders of Leidos vote to approve the Share Issuance.

The Merger Agreement contains certain termination rights for both Lockheed Martin and Leidos and further provides that Leidos must pay to Lockheed Martin a termination fee of $150 million upon termination of the Merger Agreement under the following circumstances:

•	if the Merger Agreement is terminated by Lockheed Martin due to a failure of Leidos to comply with certain obligations relating to, among other matters, obtaining stockholder approval and not soliciting or participating in alternative transactions, including those obligations summarized in clauses (1) through (4) of the immediately preceding paragraph; or

•	if (a) Leidos or Lockheed Martin terminates the Merger Agreement for failure to close before the termination date of January 26, 2017, or Lockheed Martin terminates the Merger Agreement as a result of a breach of a covenant or agreement of Leidos that is not cured in accordance with the terms of the Merger Agreement, (b) prior to such termination, a competing transaction involving Leidos is announced or becomes publicly known and (c) within 15 months after the termination Leidos enters into or consummates a competing transaction.

In addition, if the Merger Agreement is terminated because approval is not obtained at the Leidos stockholder meeting called for such purpose, Leidos has agreed to reimburse Lockheed Martin for its expenses up to a maximum amount of $37.5 million.

In connection with the transactions contemplated by the Merger Agreement and the Separation Agreement, certain additional agreements have been or will be entered into, including, among others:

•	an Employee Matters Agreement, which will govern Lockheed Martin’s, Spinco’s and Leidos’ respective obligations with respect to current and former employees of the Business;

•	a Tax Matters Agreement, which will govern Lockheed Martin’s, Spinco’s and Leidos’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, tax contests, preservation of the tax-free status of certain transactions contemplated by the Merger Agreement and the Separation Agreement and certain other tax matters; and

•	transition services agreements, an intellectual property matters agreement, agreements relating to certain government contracts matters, supply agreements and certain real estate related agreements.

The foregoing descriptions of the Merger Agreement and the Separation Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to such agreements, copies of which will be filed in a separate Form 8-K to be filed by Leidos shortly.

The above descriptions of the Separation Agreement and the Merger Agreement have been included to provide investors and security holders with information regarding the terms of the Separation Agreement and the Merger Agreement. They are not intended to provide any other factual information about Lockheed Martin, Spinco, Leidos, Merger Sub, their respective subsidiaries and affiliates, or the Business. The Merger Agreement contains representations and warranties of Lockheed Martin and Spinco solely for the benefit of Leidos and Merger Sub and representations and warranties of Leidos and Merger Sub solely for the benefit of Lockheed Martin and Spinco. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the Merger Agreement as of a specific date. The disclosure letters contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Therefore, investors and security holders should not treat them as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and security holders should read the representations and warranties in the Merger Agreement when filed not in isolation but only in conjunction with the other information about Lockheed Martin and Leidos and their subsidiaries that the respective companies include in reports and statements they file with the SEC.

Item 8.01 Financial Statements and Exhibits

On January 26, 2016, Leidos issued a press release announcing the transactions contemplated by the Merger Agreement and the Separation Agreement. A copy of the press release is filed as Exhibit 99.1 to this report and is incorporated herein by reference.

The slide presentation used in connection with Leidos’ conference call with industry analysts related to the announcement of the transaction on January 26, 2016 is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

Leidos hereby files the following exhibits:

Exhibit Number	Description

99.1	Press Release, dated January 26, 2016

99.2	Investor Presentation, dated January 26, 2016

Cautionary Statements Regarding Forward-Looking Information

The forward looking statements contained in this document involve risks and uncertainties that may affect Leidos Holdings, Inc.’s (“Leidos”) operations, markets, products, services, prices and other factors as discussed in filings with the Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of Leidos will be realized. This document also contains statements about the proposed business combination transaction between Leidos and Lockheed Martin Corporation (“Lockheed Martin”), in which Lockheed Martin will separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the Information Systems & Global Solutions (IS&GS) business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Leidos’ annual report on Form 10-K for the year ended January 30, 2015, and in its quarterly reports on Form 10-Q which are available at http://www.Leidos.com and at the SEC’s web site at http://www.sec.gov. Leidos assumes no obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the Transaction (“Spinco”), will file with the SEC a registration statement on Form S-4/S-1 containing a prospectus and Leidos will file with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement (when available) and other documents filed with the SEC by Lockheed Martin, Spinco and Leidos at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from Leidos’ web site at http://www.Leidos.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ 2014 Annual Report on Form 10-K filed with the SEC on March 25, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on April 17, 2015. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2014 Annual Report on Form 10-K filed with the SEC on February 9, 2015, and in its definitive proxy statement for its annual meeting of stockholders filed on March 13, 2015. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEIDOS HOLDINGS, INC.

By:	/s/ Raymond L. Veldman
	Name:	Raymond L. Veldman
	Title:	Senior Vice President, Deputy General Counsel and Corporate Secretary

Dated: January 26, 2016

Exhibit Index

Exhibit Number	Description

99.1	Press Release, dated January 26, 2016

99.2	Investor Presentation, dated January 26, 2016